As filed with the Securities and Exchange Commission on September 28, 2001
Registration No. 333-67862

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

TELIK, INC.
(Exact name of registrant as specified in its charter)

Delaware	93-0987903
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

750 Gateway Boulevard
South San Francisco, CA 94080
(650) 244-9303
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael M. Wick, M.D. Ph.D.
President, Chief Executive Officer and Chairman
TELIK, INC.
750 Gateway Boulevard
South San Francisco, CA 94080
(650) 244-9303
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deborah A. Marshall, Esq.	Thomas W. Christopher, Esq.
COOLEY GODWARD LLP	FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
One Maritime Plaza, 20th Floor	One New York Plaza
San Francisco, CA 94111	New York, NY 10004
(415) 693-2000	(212) 859-8000

Approximate date of commencement proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, $.01 par value	4,600,000	$6.50	$29,900,000	$7,475(4)

(1)	Includes 600,000 shares of common stock issuable upon exercise of the underwriters’ over-allotment option, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee.
(3)	Calculated pursuant to Rule 457(a).
(4)	Previously paid.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 28, 2001

PROSPECTUS

4,000,000 Shares

Telik, Inc.

Common Stock

We are offering 4,000,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol “TELK.” On September 27, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $7.04 per share.

Investing in the shares involves risks. “Risk Factors” begin on page 8.

	Per Share	Total
Public offering price	$6.50	$26,000,000
Underwriting discounts and commissions	$0.39	$ 1,560,000
Proceeds, before expenses, to Telik	$6.11	$24,440,000

We have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of our common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about October 3, 2001.

LEHMAN BROTHERS

LEGG MASON WOOD WALKER
Incorporated

UBS WARBURG

LAZARD

NEEDHAM & COMPANY, INC.

September     , 2001

ABOUT THIS PROSPECTUS

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

          “Telik” and the Telik logo are trademarks of Telik, Inc. Other trademarks and trade names appearing in this prospectus are the property of their holders.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. The SEC also allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. See “Where you can find more information.” You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated here by reference. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Telik, Inc. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Telik, Inc.

          Telik is a biopharmaceutical company working to discover, develop and commercialize drugs to treat serious diseases for which there is significant demand for new therapies. Our most advanced product development programs are for the treatment of cancer and diabetes.

Our Product Candidates

          Our first product candidate, TLK286, is a small molecule anti-cancer agent currently in phase 2 trials. We are developing TLK286 for the treatment of cancers that have resisted standard chemotherapeutic drugs. TLK286 binds to glutathione S-transferase, or GST, a protein known to play an important role in the development of resistance to commonly used chemotherapeutic drugs. When TLK286 binds to GST P1-1, a type of GST that is elevated in many cancers and is further elevated following treatment with standard chemotherapeutic drugs, it releases a fragment with a proven mechanism of killing cancer cells. We initiated phase 2 clinical trials in March 2001 in colorectal cancer, in May 2001 in ovarian cancer and in June 2001 in non-small cell lung cancer. The colorectal cancer trial targets enrollment of 70 patients, the ovarian cancer trial targets enrollment of 35 patients and the non-small cell lung cancer trial targets enrollment of 50 patients. We have retained rights for the worldwide commercialization of TLK286.

          Our second cancer product candidate, TLK199, is being developed for the treatment of blood disorders associated with low white blood cell levels. Low white blood cell levels are seen in myelodysplastic syndrome, a form of pre-leukemia, or as a toxic side effect of chemotherapy. TLK199 activates the same signaling pathway that is activated by granulocyte colony stimulating factor, or G-CSF, known as Neupogen®, causing the stimulation of white blood cell production. TLK199 accelerates the recovery from chemotherapy-induced low white blood cell levels in animals, similar to the results observed following treatment with G-CSF. We are conducting preclinical development studies of TLK199 and expect to file an Investigational New Drug, or an IND, by the end of 2001. We have retained rights for the worldwide commercialization of TLK199.

          We are conducting preclinical safety studies to support the development of a product candidate from a proprietary family of orally active insulin receptor activators for the treatment of Type 2 diabetes. Preclinical studies have provided evidence that TLK17411 and related molecules can initiate or facilitate insulin signaling by directly activating the insulin receptor.

          All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. To date, we have no products that have generated any revenue, and during the first six months of 2001 and during the years of 2000, 1999 and 1998, we spent $7.8 million, $10.8 million, $9.5 million and $8.0 million, respectively, on research and development. We have generated operating losses since we began operations.

Our Product Development Process

          We discovered all of our product candidates using our proprietary chemogenomics technology known as Target-Related Affinity Profiling, or TRAP, which enables the rapid and efficient discovery of small molecule product candidates. TRAP exploits a fundamental property of all drugs, which is their interaction with molecules in the body called proteins. By developing a profile of how a protein disease target interacts with small molecules, we are able to select product candidates for development much faster than with alternative technologies, such as ultra high-throughput screening, or UHTS. We continuously seek to protect the intellectual property surrounding our product candidates and our technology platform. In the United States, we hold over 35 patents protecting our discoveries, and multiple applications are pending. In addition, outside the United States, we currently hold 93 patents, and multiple patent applications are pending.

Strategy

          Key elements of our strategy are to:

•	develop small molecule drugs for major disease areas, such as cancer, diabetes, inflammatory diseases and stroke;

•	retain significant commercialization rights to our product candidates;

•	select targets where we believe we can show efficacy early and where we believe there is a shorter path to regulatory approval;

•	use TRAP to sustain a pipeline of product candidates; and

•	leverage and expand the use of TRAP by entering into additional technology collaborations.

Corporate Information

          We were incorporated in Delaware in September 1988. Our executive offices are currently located at 750 Gateway Blvd., South San Francisco, California 94080, and our telephone number is (650) 244-9303.

The Offering

          The following information assumes that the underwriters do not exercise the over-allotment option we granted to them to purchase additional shares in the offering.

Common Stock we are offering	4,000,000 shares

Common Stock to be outstanding after the offering	26,949,794 shares

Nasdaq National Market Symbol	“TELK”

Use of Proceeds	Product development, research and general corporate purposes

          The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2001 and excludes:

•	3,021,644 shares of common stock underlying options outstanding as of June 30, 2001 at a weighted average exercise price of $3.52 per share; and

•
2,024,302 shares available for issuance or future grant under our 2000 Equity Incentive Plan, 376,061 shares available for issuance under our 2000 Employee Stock Purchase Plan and 180,000 shares available for issuance under our 2000 Non-Employee Directors’ Stock Option Plan.

Summary Financial Data

          The pro forma net loss per share amounts and shares used in computing pro forma net loss per share amounts are calculated as if all of our shares of convertible preferred stock were converted into shares of common stock on the date of their issuance. The as adjusted balance sheet data gives effect to the sale of 4,000,000 shares of our common stock in this offering at an assumed price of $6.50 per share, after deducting the underwriting discount and estimated offering expenses. The following data should be read together with financial statements, related notes and other financial information included in this prospectus and incorporated here by reference.

	Year Ended December 31,			Six Months Ended June 30,
	1998	1999	2000	2000	2001
				(Unaudited)
	(In thousands, except per share data)
Statement of Operations Data
Contract revenue from collaborations	$ 3,194	$ 4,237	$ 2,721	$ 1,330	$ 861
Other revenues	—	—	75	—	33
Total operating expenses	10,101	11,699	16,790	9,708	9,917
Net loss	(6,579)	(7,064)	(12,557)	(8,127)	(7,878)
Deemed dividend to preferred stockholders	—	—	(4,667)	(4,667)	—

Net loss allocable to common stockholders	$ (6,579)	$ (7,064)	$(17,224)	$(12,794)	$(7,878)

Net loss per common share, basic and diluted	$ (3.00)	$ (3.21)	$ (1.70)	$ (5.75)	$ (0.35)

Weighted average shares used in computing net loss per common share, basic and diluted	2,194	2,204	10,128	2,225	22,708
Pro forma net loss per common share, basic and diluted		$ (0.47)	$ (0.94)	$ (0.83)

Weighted average shares used in computing pro forma net loss per common share, basic and diluted		14,879	18,254	15,489

	June 30, 2001
	Actual	As Adjusted
	(In thousands, unaudited)
Balance Sheet Data
Cash, cash equivalents and investments	$36,196	$60,286
Working capital	28,074	52,164
Total assets	37,658	61,748
Long-term liabilities	53	53
Accumulated deficit	(71,819)	(71,819)
Total stockholders’ equity	$33,769	$57,859

RISK FACTORS

          Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated in this prospectus by reference) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference.

          Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

We have a history of net losses, which we expect to continue for at least several years. We will never be profitable unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.

          Due to the significant research and development expenditures required to develop our TRAP technology and identify new product candidates and the lack of any products to generate revenue, we have not been profitable and have generated operating losses since we were incorporated in 1988. As of June 30, 2001, we had an accumulated deficit of approximately $71.8 million. We expect to incur losses for at least the next several years and expect that these losses will actually increase as we expand our research and development activities and incur significant clinical testing costs. To date, we have derived substantially all of our revenues, which have not been significant, from project initiation fees and research reimbursement paid pursuant to existing collaborative agreements with third parties and achievement of milestones under current collaborations. We expect that this trend will continue until we develop, and obtain regulatory approval and market acceptance of, our product candidates. We cannot assure you when, if ever, we will receive product revenue, if any, sufficient to become profitable.

All of our product candidates are in research and development. If clinical trials of TLK286 are delayed or unsuccessful, if the IND for TLK199 is not accepted, or if we are unable to complete the preclinical development of our diabetes product candidate, our business may be adversely affected.

          Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us or our collaborators several years to complete this testing, and failure can occur at any stage of the process. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

          Any clinical trial may fail to produce results satisfactory to the FDA. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated. We typically rely on third-party clinical investigators to conduct our clinical trials and, as a result, we may face additional delaying factors outside our control.

          We do not know whether planned clinical trials will begin on time or whether any of our clinical trials will be completed on schedule or at all. We do not know whether any clinical trials will result in marketable products. Typically, there is a high rate of attrition for product candidates in preclinical and clinical trials.

          Only one of our product candidates, TLK286, has completed the stage of human testing designed to determine safety, known as phase 1 clinical trials and, to date, we have only limited data on safety and efficacy in humans, with respect to this product candidate. We initiated our first phase 2 clinical trials of TLK286 in colorectal, ovarian and non-small cell lung cancers in the first half of 2001. We are in the process of conducting the necessary work to support the filing of an IND application for TLK199, our second cancer product candidate. The FDA may require us to run more preclinical tests, which could delay commencing clinical trials of TLK199. Finally, our success depends, in part, on our ability to complete preclinical development of our diabetes product candidates and take them through early clinical trials. We do not anticipate that any of our products will reach the market for at least several years.

We believe that our ability to compete depends, in part, on our ability to use our proprietary TRAP technology to discover, develop and commercialize new pharmaceutical products. We may not be competitive if we are unable to utilize our TRAP technology or if the technology proves ineffective.

          TRAP, our proprietary drug discovery technology, is a relatively new drug discovery method that uses a protein panel of approximately 20 proteins selected for their distinct patterns of interacting with small molecules. This panel may lack essential types of interactions that we have not yet identified, which may result in our inability to identify active compounds that have the potential to be developed into commercially viable drugs.

          If we are unable to continue to identify new product candidates using TRAP technology, we may not be able to maintain our product pipeline and develop commercially viable drugs.

If we are unable to raise adequate funds in the future, we will not be able to continue to fund our operations, research programs, preclinical testing and clinical trials to develop our products.

          The process of carrying out the development of our own unpartnered products to later stages of development and developing other research programs to the stage that they may be partnered will require significant additional expenditures, including the expenses associated with preclinical testing, clinical trials and obtaining regulatory approval. As a result, we will require additional financing to fund our operations. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders. We have expended substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our research and development activities.

          We believe that the net proceeds from this offering, existing cash and investment securities and anticipated cash flow from existing and future collaborations, if any, will be sufficient to support our current operating plan through at least the next 24 months; however, we have based this estimate on assumptions that may prove to be wrong. Our future funding requirements will depend on many factors, including, but not limited to:

•	the progress and success of preclinical and clinical trials of our product candidates;

•	the progress and number of research programs in development;

•	the costs and timing of obtaining regulatory approvals;

•	our ability to establish, and the scope of, new collaborations;

•	our ability to meet the milestones identified in our collaborative agreements which trigger payments; and

•	the costs and timing of obtaining, enforcing and defending our patent and intellectual property rights.

If our competitors develop and market products that are more effective than ours, or obtain marketing approval before we do, our commercial opportunity will be reduced or eliminated.

          The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop, for example TLK199, will have to compete with existing therapies. In addition, a number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. Our competitors may develop new screening technologies and may utilize discovery techniques or partner with collaborators in order to develop products more rapidly or successfully than we, or our collaborators, are able to do. Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

          Our competitors may succeed in developing technologies and drugs that are more effective or less costly than any which are being developed by us or which would render our technology and potential drugs obsolete and noncompetitive. In addition, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than we, or our collaborators. We cannot assure you that drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, will be able to compete successfully with our competitors’ existing products or products under development or that they will obtain regulatory approval in the United States or elsewhere.

If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates.

          Even if we are able to achieve success in our preclinical testing, we, or our collaborators, must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of our products in humans before they can be approved for commercial sale. Failure to obtain regulatory approval will prevent commercialization of our products.

          The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product that we are developing or hope to develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

          Before commencing clinical trials in humans, we, or our collaborators, must submit and receive approval from the FDA of an IND application. We must comply with FDA “Good Laboratory Practices” regulations in our preclinical studies. Clinical trials are subject to oversight by institutional review boards and the FDA and:

•	must be conducted in conformance with the FDA’s IND regulations;

•	must meet requirements for informed consent;

•	must meet requirements for Good Clinical Practices;

•	may require large numbers of participants; and

•
may be suspended by us, our collaborators or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of these trials.

          Before receiving FDA clearance to market a product, we or our collaborators must demonstrate that the product is safe and effective in the patient population that will be treated. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated or could delay getting approval. We typically rely on third party clinical investigators to conduct our clinical trials and other third party organizations to perform data collection and analysis and, as a result, we may face additional delaying factors outside our control. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy or interpretation during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

          If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

          Outside the United States, the ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process typically includes all of the risks associated with FDA clearance described above and may include additional risks.

As our product programs advance, we will need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel.

          Our success depends on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. In particular, our research programs depend on our ability to attract and retain highly skilled chemists and other scientists. As we progress to advanced phase 2 and 3 clinical trials, we will also need to expand our clinical development personnel. We do not have employment contracts with our key employees. If we lose the services of Dr. Michael Wick or any of our other key personnel, our research and development efforts could be seriously and adversely affected. There is currently a shortage of skilled executives and employees with technical expertise in the biotechnology industry, and this shortage is likely to continue. As a result, competition among numerous companies, academic and other research institutions for skilled personnel and experienced scientists is intense and turnover rates are high. In recent years, the cost of living in the San Francisco Bay Area has increased significantly, which we expect will adversely affect our ability to compete for qualified personnel and will increase costs. Because of this competitive environment, we may encounter increasing difficulty in attracting qualified personnel as our operations expand and the demand for these professionals increases, and this difficulty could significantly impede the achievement of our research and development objectives.

If physicians and patients do not accept our products, our ability to generate product revenue in the future will be adversely affected.

          Our product candidates may not gain market acceptance among physicians, patients and the medical community. We believe that market acceptance will depend on our ability to provide acceptable evidence of safety, efficacy, convenience and ease of administration and cost effectiveness. In addition, we believe market acceptance depends on the effectiveness of our marketing strategy and the pricing of our products. Physicians may elect not to recommend our products even if we meet the above criteria. If any of our product candidates fails to achieve market acceptance, we may not be able to successfully market and sell the product, which would limit our ability to generate revenue and adversely affect our operations.

If we, or our licensees and licensors, cannot obtain and defend our respective intellectual property rights, or if our products or technologies are found to infringe patents of third parties, we could become involved in lengthy and costly legal proceedings that could adversely affect our business.

          Our success will depend in a large part on our own, our licensees’ and our licensors’ ability to obtain and defend patents for each party’s respective technologies and the compounds and other products, if any, resulting from the application of these technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, we cannot predict the breadth of claims allowed in our or other companies’ patents.

          Our success will also depend, in part, on our ability to operate without infringing the intellectual property rights of others. We cannot assure you that our activities will not infringe patents owned by others. If our products or technologies are found to infringe patents issued to third parties, the manufacture, use and sale of our products could be enjoined, and we could be required to pay substantial damages. In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. Failure to obtain such licenses could negatively affect our business.

          The degree of future protection for our proprietary rights is uncertain and we cannot assure you that:

•	we were the first to make the inventions covered by each of our pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our pending patent applications will result in issued patents;

•	any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	any of our issued patents will be valid or enforceable;

•	we will develop additional proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our ability to do business.

          In addition, we could incur substantial costs and use of our key employees’ time and efforts in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits, and we cannot predict whether we would be able to prevail in any such suit.

          Others may have filed and in the future may file patent applications covering small molecules or therapeutic products that are similar to ours. We cannot assure you that any patent application filed by someone else will not have priority over patent applications filed by us. Any legal action against us or our collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we, or our collaborators, would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources and we may not be successful in any such litigation.

          In addition, some of our patents and intellectual property rights are owned jointly by us and our collaborators. We cannot assure you that these joint owners will not use these patents and other intellectual property in ways that may negatively affect our business. We will not be able to prevent such use.

          We also rely on trade secrets to protect technology, including our TRAP technology, where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If the identity of specific proteins or other elements of our technology become known, our competitive advantage in drug discovery could be reduced.

We will be dependent upon collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development of our product candidates outside of our control, may require us to relinquish important rights or may otherwise not be on terms favorable to us.

          We expect to enter into collaborative arrangements with third parties for clinical trials, manufacturing, regulatory approvals or commercialization of some of our products, particularly outside North America, or in disease areas requiring larger and longer clinical trials, such as diabetes. Dependence on collaborative arrangements will subject us to a number of risks. We may not be able to control the amount and timing of resources our collaborative partners may devote to the product candidates. Our collaborative partners may experience financial difficulties. Should a collaborative partner fail to develop or commercialize a compound or product to which it has rights from us, we may not receive any future milestone payments and will not receive any royalties associated with this compound or product. Business combinations or significant changes in a collaborative partner’s business strategy may also adversely affect a partner’s willingness or ability to complete its obligations under the arrangement. Failure to enter into additional collaborative agreements on favorable terms could have a material adverse effect on our business, financial condition and results of operations.

          Some of our collaborations are for early-stage programs and allow partners significant discretion in electing whether to pursue any of the planned activities. We do not anticipate significant revenues to result from these relationships until the collaborator has advanced products into clinical trials, which will not occur for several years, if at all. Such arrangements are subject to numerous risks, including the right of the collaboration partner to control the timing of the research and development efforts, and discretion to advance lead candidates to clinical trials and commercialization of the product. In addition, a collaborative partner could independently move forward with a competing lead candidate developed either independently or in collaboration with others, including our competitors.

If we are unable to contract with third parties to manufacture our products in sufficient quantities and at an acceptable cost, we may be unable to meet demand for our products and lose potential revenue.

          We do not currently operate manufacturing facilities for clinical or commercial production of our products under development. We expect to continue to rely on third parties for the manufacture of our product. We currently lack the resources or capability to manufacture any of our products on a clinical or commercial scale. As a result, we will be dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our products. Our products may be in competition with other products for access to these facilities. For this and other reasons, our collaborators or third parties may not be able to manufacture these products in a cost effective or timely manner. If not performed in a timely manner, the clinical trial development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver products on a timely basis could be impaired or precluded. We are currently dependent upon a sole source of supply for clinical quantities of TLK286 and are in the process of identifying alternative suppliers. If our primary supplier fails to perform, our clinical trials or commercialization of TLK286 would be delayed. We may not be able to enter into any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our current dependence upon others for the manufacture of our products may adversely affect our future profit margins and our ability to commercialize products on a timely and competitive basis.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize products.

          We currently have no sales, marketing or distribution capabilities. In order to commercialize any products, we must internally develop sales, marketing and distribution capabilities, or establish collaborations or other arrangements with third parties to perform these services. We intend to market some products directly in North America and rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market other products and address other markets. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, whose efforts may not be successful.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

          The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. If we are unable to obtain sufficient product liability insurance at an acceptable cost, potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

          Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals and various radioactive compounds, and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources.

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

          Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

•	establishing a classified Board of Directors requiring that members of the Board be elected in different years lengthening the time needed to elect a new majority of the Board;

•
authorizing the issuance of “blank check” preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

•	limiting the ability of stockholders to call special meetings of the stockholders;

•	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

          Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop.

Our stock price may be volatile, and you may not be able to resell your shares at or above your purchase price.

          The market prices for securities of biotechnology companies in general have been highly volatile, with recent significant price and volume fluctuations, and may continue to be highly volatile in the future. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active or the volume is low. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	developments concerning our collaborations;

•	publicity regarding actual or potential medical results relating to products under development by our competitors or us;

•	regulatory developments in the United States and foreign countries;

•	litigation;

•	economic and other external factors or other disaster or crisis; or

•	period-to-period fluctuations in financial results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential” and similar words or phrases or the negatives of these words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in these statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Examples of these statements include, but are not limited to, statements regarding the following: the extent to which our issued and pending patents may protect our products and technology, our ability to identify new product candidates using our proprietary TRAP technology, the potential of such product candidates to lead to the development of safer or more-effective therapies, our ability to develop the technology derived from our collaborations, our anticipated timing for filing an IND with the FDA or for the initiation or completion of phase 1, phase 2 or phase 3 clinical trials for any of our product candidates, our future operating expenses, our future losses and our future expenditures for research and development.

          Because the risk factors referred to above, as well as the risk factors beginning on page 8 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

          The net proceeds to us from the sale of the 4,000,000 shares of common stock in the offering are estimated to be $24,090,000 ($27,756,000 if the underwriters’ over-allotment option is exercised in full), based on an assumed public offering price of $6.50 per share and after deducting the estimated underwriting discount and offering expenses. We tentatively anticipate the following allocations of net proceeds for our research and development programs:

•	approximately $15 million for the advancement of TLK286 through the completion of phase 2 clinical development; and

•
approximately $9 million for the advancement of our programs for TLK199 and our proprietary family of orally active insulin receptor activators through the preclinical studies and the initiation of the phase 1 clinical trials.

          The principal purpose of this offering is to increase our capitalization and financial flexibility. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offering. Accordingly, our management will have broad discretion in the application of net proceeds.

PRICE RANGE OF COMMON STOCK

          Our common stock commenced trading publicly on the Nasdaq National Market on August 11, 2000 and is traded under the symbol TELK. The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as reported on the Nasdaq National Market:

	High	Low
Year Ended December 31, 2000
Quarter ended September 30, 2000	$14.50	$6.00
Quarter ended December 31, 2000	$10.56	$5.63
Year Ended December 31, 2001
Quarter ended March 31, 2001	$ 8.59	$3.63
Quarter ended June 30, 2001	$ 9.84	$4.94
Quarter ended September 30, 2001 (through September 25, 2001)	$11.12	$6.48

          As of August 15, 2001, there were 145 holders of record of our common stock. On September 27, 2001, the last sale price reported on the Nasdaq National Market for our common stock was $7.04 per share. We have never paid our stockholders dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

CAPITALIZATION

          The following table shows our unaudited capitalization as of June 30, 2001:

•	on an actual basis; and

•
as adjusted to give effect to the sale of 4,000,000 shares of our common stock in this offering at an assumed public offering price of $6.50 per share, after deducting the estimated underwriting discount and offering expenses.

          This table should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes appearing elsewhere in this prospectus and incorporated here by reference.

	As of June 30, 2001
	Actual	As Adjusted
	(In thousands)
Long-term liabilities	$ 53	$ 53
Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 22,949,794 shares issued and outstanding, actual; 26,949,794 shares issued and outstanding, as adjusted	229	269
Additional paid-in capital	107,375	131,425
Note receivable from employee	(153)	(153)
Deferred compensation	(1,952)	(1,952)
Accumulated other comprehensive income	89	89
Accumulated deficit	(71,819)	(71,819)

Total stockholders’ equity	33,769	57,859

Total capitalization	$ 33,822	$ 57,912

          The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of June 30, 2001 and excludes:

•	3,021,644 shares of common stock underlying options outstanding as of June 30, 2001 at a weighted average exercise price of $3.52 per share; and

•
2,024,302 shares available for issuance or future grant under our 2000 Equity Incentive Plan, 376,061 shares available for issuance under our 2000 Employee Stock Purchase Plan and 180,000 shares available for issuance under our 2000 Non-Employee Directors’ Stock Option Plan.

DILUTION

          The net tangible book value of our common stock on June 30, 2001, was approximately $33.8 million, or approximately $1.47 per common share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2001. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of 4,000,000 shares of common stock offered by this prospectus at an assumed public offering price of $6.50 per share, assuming the underwriters’ over-allotment option is not exercised, and after deducting estimated underwriting discount and offering expenses, our net tangible book value at June 30, 2001 would have been approximately $57.9 million or $2.15 per share. This represents an immediate decrease in net tangible book value of $4.35 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price		$6.50
Net tangible book value per share as of June 30, 2001	$1.47
Increase per share attributable to new investors	0.68

Net tangible book value per share after this offering		2.15

Dilution per share to new investors		$4.35

          The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of June 30, 2001 and excludes:

•	3,021,644 shares of common stock underlying options outstanding as of June 30, 2001 at a weighted average exercise price of $3.52 per share; and

•
2,024,302 shares available for issuance or future grant under our 2000 Equity Incentive Plan, 376,061 shares available for issuance under our 2000 Employee Stock Purchase Plan and 180,000 shares available for issuance under our 2000 Non-Employee Directors’ Stock Option Plan.

SELECTED FINANCIAL DATA

          This section presents our historical financial data. You should read carefully the financial statements included in this prospectus and incorporated here by reference, including the notes to the financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected data in this section is not intended to replace the financial statements.

          The following statement of operations and balance sheet data as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 have been derived from our audited financial statements. The statements of operations data for the six months ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2001, are derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and in the opinion of management contain all adjustments, consisting only of normal recurring adjustments, necessary for presentation of the financial position at that date and the results of operations for these periods. Contract revenue from collaborations includes $1.3, $1.5, $1.8, $2.0, $2.3, $1.1 and $0.8 million from a related party in 1996, 1997, 1998, 1999, 2000 and for the six months ended June 30, 2000 and June 30, 2001, respectively. The financial statements at December 31, 1998, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 are incorporated by reference in this prospectus. Historical results are not necessarily indications of future results. See notes to the financial statements for an explanation of the method used to determine the number of shares used in computing pro forma basic and diluted loss per share.

	Year Ended December 31,					Six Months Ended June 30,
	1996	1997	1998	1999	2000	2000	2001
	(In thousands, except per share data)					(Unaudited)
Statement of Operations Data
Contract revenue from collaborations	$1,350	$1,652	$3,194	$ 4,237	$ 2,721	$ 1,330	$ 861
Other revenues	—	—	—	—	75	—	33
Costs and expenses:
Research and development	8,688	8,090	7,952	9,547	10,842	5,119	7,760
General and administrative	1,880	2,470	2,149	2,152	5,948	4,589	2,157

Loss from operations	(9,218)	(8,908)	(6,907)	(7,462)	(13,994)	(8,378)	(9,023)
Interest income, net	320	290	328	398	1,437	251	1,145

Net loss	(8,898)	(8,618)	(6,579)	(7,064)	(12,557)	(8,127)	(7,878)
Deemed dividend to preferred stockholders	—	—	—	—	(4,667)	(4,667)	—

Net loss allocable to common stockholders	$(8,898)	$(8,618)	$(6,579)	$ (7,064)	$(17,224)	$(12,794)	$(7,878)

Net loss per common share, basic and diluted	$ (4.41)	$ (3.95)	$ (3.00)	$ (3.21)	$ (1.70)	$ (5.75)	$ (0.35)

Weighted average shares used in computing net loss per common share, basic and diluted	2,019	2,184	2,194	2,204	10,128	2,225	22,708
Pro forma net loss per common share, basic and diluted				$ (0.47)	$ (0.94)	$ (0.83)

Weighted average shares used in computing pro forma net loss per common share, basic and diluted				14,879	18,254	15,489

	December 31,					June 30, 2001
	1996	1997	1998	1999	2000
	(In thousands)					(Unaudited)
Balance Sheet Data
Cash, cash equivalents and investments	$11,179	$10,692	$14,402	$ 7,556	$41,250	$36,196
Working capital	8,429	7,250	10,915	3,936	37,681	28,074
Total assets	14,071	12,902	16,586	9,170	42,994	37,658
Long-term liabilities	1,231	797	425	83	69	53
Accumulated deficit	(29,123)	(37,741)	(44,320)	(51,384)	(63,941)	(71,819)
Total stockholders’ equity	$ 9,942	$ 8,438	$12,177	$ 5,130	$40,616	$33,769

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis in conjunction with the “Selected Financial Data,” consolidated financial statements and related notes included elsewhere in this prospectus and incorporated here by reference. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere.

Overview

          We are engaged in the discovery, development and commercialization of small molecule therapeutics. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our own unpartnered products to later stages of development and our research programs for our corporate partners may require significant additional research and development expenditures, including preclinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, non-equity payments from collaborators and capital asset lease financings. We received our first funding from our collaborative partners in November 1996. We received funding in the form of equity investments totaling $42.5 million in the year ended December 31, 2000, including net proceeds of $35.6 million from our initial public offering, in August 2000. We received aggregate payments of $4.5 million for funded research in 1999 and $13.7 million in 1998, of which $10.5 million was equity and $3.2 million was funded research. In February 2001, we received a non-equity payment of $2.2 million from a collaborative partner. As of June 30, 2001, our accumulated deficit was $71.8 million.

Results of Operations

Six months ended June 30, 2001 and 2000

Revenues

          Revenues for the six-month periods ended June 30, 2001 and 2000 were $0.9 million and $1.3 million, respectively. Revenues in 2001 resulted from the recognition of deferred contract revenue from collaborative agreements and funded research related to grants received from the National Institutes of Health.

Research and development expenses

          Research and development expenses for the six-month periods ended June 30, 2001 and 2000 were $7.8 million and $5.1 million, respectively. The increase in expenses in 2001 was primarily due to costs associated with the initiation of three phase 2 clinical trials of TLK286 in the first and second quarters of 2001.

General and administrative expenses

          General and administrative expenses for the six-month periods ended June 30, 2001 and 2000 were $2.2 million and $4.6 million, respectively. Expenses in 2000 included a $3.8 million non-cash charge for compensation expense relating to stock options. Absent this charge, general and administrative expenses increased in 2001 due primarily to costs relating to the administration of Telik as a public company.

Year ended December 31, 2000 compared with year ended December 31, 1999

Revenues

          Revenues for the years ended December 31, 2000 and 1999 were $2.8 million and $4.2 million, respectively. The decrease in revenue is primarily attributable to the completion of the Taiho collaboration in 1999. Revenues in 2000 resulted from collaborative agreements with Sanwa and Sankyo as well as funded research related to a grant received from the National Institutes of Health. Contract revenues from Sanwa, a related party, were $2.3 million and $2.0 million in 2000 and 1999, respectively.

Research and development expenses

          Research and development expenses for the years ended December 31, 2000 and 1999 were $10.8 million and $9.5 million, respectively. The increase in expense was principally due to costs related to the phase 1 clinical trial of our lead cancer compound, TLK286 and non-cash charges of $0.5 million related to the amortization of deferred stock compensation in 2000.

General and administrative expenses

          General and administrative expenses for the years ended December 31, 2000 and 1999 were $5.9 million and $2.2 million, respectively. The increased expense in 2000 was primarily due to a $3.8 million non-cash charge for compensation expense relating to stock options.

Net interest income

          Net interest income was $1.4 million in 2000 and $0.4 million in 1999. Interest income resulted from earnings on investments, while interest expense resulted from capital lease obligations and other long-term liabilities. The increase in net interest income in 2000 reflected higher balances of cash, cash equivalents and investments subsequent to our IPO in August 2000.

Year ended December 31, 1999 compared with year ended December 31, 1998

Revenues

          Revenues for the years ended December 31, 1999 and 1998 were $4.2 million and $3.2 million, respectively. The increase in 1999 was primarily due to the initiation of our Sankyo collaboration signed in March 1999. Contract revenue recognized related mainly to collaboration revenues earned from Sanwa, Sankyo and Taiho in 1999 and Sanwa and Taiho in 1998. Contract revenues from Sanwa, a related party, were $2.0 million in 1999 and $1.8 million in 1998.

Research and development expenses

          Research and development expenses for the years ended December 31, 1999 and 1998 were $9.5 million and $8.0 million, respectively. The 1999 increase was primarily attributable to increased costs associated with the filing of an IND for TLK286.

General and administrative expenses

          General and administrative expenses for the years ended December 31, 1999 and 1998 were $2.2 million and $2.1 million, respectively. This stable level of expense reflected a consistent level of administrative effort and staffing during 1999 and 1998.

Net interest income

          Net interest income was $0.4 million in 1999 and $0.3 million in 1998. Interest income resulted from earnings on short-term investments, while interest expense resulted from capital lease obligations and other long-term liabilities. The slight increase in net interest income in 1999 was primarily due to higher balances of cash, cash equivalents and short-term investments in 1999.

Liquidity and capital resources

          Our cash, cash equivalents and investments totaled $36.2 million at June 30, 2001. We have financed our operations from inception primarily through sales of equity securities, revenue from collaborative agreements, interest earned on investments and equipment lease line financings. As of June 30, 2001, we had raised $99.6 million from the sale of equity securities, including $11.0 million from collaborators, and received $13.5 million in non-equity payments from collaborators. During the year ended December 31, 2000, we received net proceeds of $42.5 million from the sale of equity securities, including $35.6 million from our initial public offering. We received no proceeds from private financing activities in 1999. In 1998, we received net proceeds of $10.3 million from private financing activities.

          We continue to expect to expand phase 2 trials of TLK286 in the remainder of 2001. We also plan to file an IND by the end of 2001 for FDA clearance to begin clinical testing of our TLK199 product candidate for the treatment of myelodysplastic syndrome or chemotherapy-induced neutropenia. As a result, we expect our operating expenses for the remainder of 2001 to increase.

          We believe our existing cash and investment securities, the proceeds from this offering and anticipated cash flow from existing and future collaborations, if any, will be sufficient to support our current operating plan through at least the next 24 months; however, we have based this estimate on assumptions that may prove to be wrong. Our future funding requirements will depend on many factors, including, but not limited to:

•	the progress and success of preclinical and clinical trials of our product candidates;

•	the progress and number of our research programs in development;

•	the costs and timing of obtaining regulatory approvals;

•	our ability to establish, and the scope of, new collaborations;

•	our ability to meet the milestones identified in our collaborative agreements which trigger payments; and

•	the costs and timing of obtaining, enforcing and defending our patent and intellectual property rights.

Recent Accounting Pronouncements

          In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative instruments and Hedging Activities" ("SFAS 133"). We adopted SFAS 133 effective January 1, 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. As the Company holds no derivatives, the adoption of SFAS 133, as amended, had no impact on our financial position or results of operations.

          In July 2001, the FASB issued FAS 141 "Business Combinations" and FAS 142 "Goodwill and Other Intangible Assets". FAS 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Statement 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of FAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 or after). Under FAS 142, goodwill and indefinite lived intangible assets, are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted FAS 141 and FAS 142 on July 1, 2001. The adoption had no impact on the Company's financial position or results of its operations.

Disclosure About Market Risk

          Our investment policy is to manage our marketable securities portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio. We maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. In 1998, 1999 and 2000, we maintained an investment portfolio primarily in depository accounts. Due to the short-term nature of these investments, we have concluded that there was no material market risk exposure. The fair value of our investments in marketable securities at June 30, 2001 was $28.1 million, with a weighted-average maturity of 181 days and a weighted-average interest rate of 5.16%. Our marketable securities portfolio is primarily invested in corporate debt securities with an average maturity of under one year and a minimum investment grade rating of A to minimize credit risk. Although changes in interest rates may affect the fair value of the marketable securities portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments were sold prior to maturity.

          We have operated primarily in the United States and all funding activities with our collaborators to date have been made in U.S. dollars. Accordingly, we do not have any exposure to foreign currency rate fluctuations.

BUSINESS

Overview

          Telik, a Delaware corporation formed in 1988, is a biopharmaceutical company working to discover, develop and commercialize drugs to treat serious diseases for which there is significant demand for new therapies. Our most advanced product development programs are for the treatment of cancer and diabetes. Our most advanced cancer product candidate, currently in phase 2 clinical trials, is TLK286. We are developing TLK286 for the treatment of cancers that have resisted standard chemotherapeutic drugs. TLK286 binds to glutathione S-transferase, or GST, a protein known to play an important role in the development of resistance to commonly used chemotherapeutic drugs. When TLK286 binds to GST P1-1, a type of GST that is elevated in many cancers and is often further elevated following treatment with standard chemotherapeutic drugs, it releases a fragment with a proven mechanism of killing cancer cells. We initiated phase 2 clinical trials in March 2001 in colorectal cancer, in May 2001 in ovarian cancer and in June 2001 in non-small cell lung cancer. The colorectal cancer trial targets enrollment of 70 patients, the ovarian cancer trial targets enrollment of 35 patients and the non-small cell lung cancer trial targets enrollment of 50 patients. We have retained rights for the worldwide commercialization of TLK286.

          Our second cancer product candidate, TLK199, is being developed for the treatment of blood disorders, associated with low white blood cell levels. Low white blood cell levels are seen in myelodysplastic syndrome, a form of pre-leukemia, or as a toxic side effect of chemotherapy. TLK199 activates the same signaling pathway that is activated by granulocyte colony stimulating factor, or G-CSF, known as Neupogen®, causing the stimulation of white blood cell production. TLK199 accelerates the recovery from chemotherapy-induced low white blood cell levels in animals, similar to the results observed following treatment with G-CSF. We are conducting preclinical development studies of TLK199 and expect to file an IND by the end of 2001. We have retained rights for the worldwide commercialization of TLK199.

          We are conducting preclinical safety studies to support the development of a product candidate from a proprietary family of orally active insulin receptor activators for the treatment of Type 2 diabetes. Preclinical studies have provided evidence that TLK17411 and related molecules can initiate or facilitate insulin signaling by directly activating the insulin receptor.

          We discovered all of our product candidates using our proprietary chemogenomics technology known as Target-Related Affinity Profiling, or TRAP, which enables the rapid and efficient discovery of small molecule product candidates. TRAP exploits a fundamental property of all drugs, which is their interaction with molecules in the body called proteins. By developing a profile of how a protein disease target interacts with small molecules, we are able to select product candidates for development much faster than with alternative technologies, such as ultra high-throughput screening, or UHTS. We continuously seek to protect the intellectual property surrounding our product candidates and our technology platform. In the United States, we hold over 35 patents protecting our discoveries, and multiple applications are pending. In addition, outside the United States, we currently hold 93 patents, and multiple patent applications are pending.

Our Strategy

          Key elements of our strategy are to:

•
Develop small molecule drugs for major disease areas.    We intend to develop small molecule drugs to address unmet needs in the areas of cancer, diabetes, inflammatory disease and stroke. The number of patients with these diseases has been increasing due primarily to the aging population. This has led to a growing demand for new drugs that offer competitive advantages over existing products, such as improved effectiveness and reduced side effects. The advantages of small molecule drugs over therapeutic proteins include the ease of manufacturing and administration, the potential for oral dosing and applicability to a wider range of disease targets, including those inside the cell. Small molecule drugs comprise more than 95% of the pharmaceutical market. Our most advanced product candidate of these is TLK286 which is currently in phase 2 clinical trials in colorectal, ovarian and non-small lung cancer.

•
Retain commercial rights to our product candidates.    We will seek to retain significant commercial rights to our product candidates by conducting clinical development activities at least through initial proof of efficacy in humans. Since the development process for cancer drugs is relatively efficient and well defined, the cost and time required to bring new drugs to market is significantly less than that required for other therapeutic categories, permitting us to retain commercialization rights through completion of clinical trials. In disease areas that require larger and longer clinical trials, such as diabetes, we will share the risks and costs of development by partnering these programs before completion of pivotal trials, which we expect may require granting commercialization rights to our collaborators.

Our goal is to develop and commercialize our cancer product candidates in North America. We believe that the hospital-based cancer market in the United States is readily accessible by a limited sales and marketing presence due to the concentrated market of prescribing physicians coupled with the substantial unmet therapeutic needs. As appropriate, we will establish collaborations with multinational pharmaceutical companies to assist in the commercialization of our product candidates.

•
Select targets strategically.    We believe that we can apply our drug discovery technology to virtually any protein target. We regularly review the progress of scientific and clinical research in important disease areas to identify targets with commercial promise. By careful selection of targets, we intend to develop product candidates with a clear path to regulatory approval and the potential to show early evidence of clinical efficacy. This strategy will allow us to reduce the risk inherent in drug discovery and accelerate the commercialization of our drug candidates.

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Use TRAP to sustain a pipeline of drug candidates.    Because our TRAP platform technology allows us to rapidly and efficiently identify small molecules active against potential disease targets, we have the capacity to examine a large number of targets in order to select those with therapeutic promise. We will seek to use this platform to provide a stream of promising future development candidates.

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Leverage and expand the use of TRAP.    We may seek selected additional partners for TRAP collaborations. These collaborations do not limit our internal efforts and may strengthen our TRAP technology by providing information on the performance of our panel proteins. Any significant revenues from these collaborations are more likely to be in the form of milestone and royalty payments, rather than up-front payments or funded research.

Product Candidates

          Our efforts are concentrated in four major diseases: cancer, diabetes, inflammatory diseases and stroke. Our two most advanced product candidates are for cancer treatment. TLK286, which entered phase 2 clinical trials in the first half of 2001, is being developed for the treatment of chemotherapy-resistant cancers. TLK199, a small molecule that accelerates recovery from chemotherapy-induced depletion of white blood cells offers a potential alternative for the treatment of blood disorders associated with low levels of white blood cells. In addition, we have discovered novel insulin receptor activators for the treatment of Type 2 diabetes.

          Application of our TRAP technology has led to a pipeline of both potential product candidates and earlier stage research programs. The following table summarizes key information about these programs.

Product Candidate	Clinical Indication	Development Status	Commercialization Rights

Cancer
TLK286 Targeted chemotherapeutic drug	Chemotherapy-resistant cancers, including colon, ovarian, lung, pancreas, lymphoma/leukemia and breast	Phase 2 •Phase 2 clinical trials in colorectal, ovarian and non-small cell lung cancers initiated Phase 1 •Phase 1 Schedule B clinical trial ongoing •Phase 1 Schedule A clinical trial completed	Worldwide

TLK199 Bone marrow stimulant	Low white blood cell count, or neutropenia, associated with chemotherapy or myelodysplastic syndrome	Pre-IND •IND-enabling studies underway	Worldwide

IGF-1 inhibitor	Prostate cancer	Lead optimization •Small molecule inhibitors discovered	Worldwide

Diabetes
Insulin-independent insulin receptor activators	Type 2 diabetes	Candidate nomination/lead optimization •Oral activity in animal models •Preclinical and safety assessment initiated	Worldwide except Japan and most other Asian countries

Insulin-dependent insulin receptor activators	Type 2 diabetes	Candidate nomination/lead optimization •Oral activity in animal models •Preclinical and safety assessment initiated	Worldwide except Japan and most other Asian countries

Inflammatory disease
MCP-1 antagonist	Rheumatoid arthritis, asthma, atherosclerosis, multiple sclerosis, cancer	Lead optimization •Small molecule inhibitors discovered •Activity in animal models	North and South America and jointly in Europe

MIP-1 alpha inhibitor	Rheumatoid arthritis, multiple sclerosis, cancer	Lead optimization •Small molecule inhibitors discovered	Worldwide

IL-8 inhibitor	Rheumatoid arthritis, nephritis, psoriasis, cancer	Lead optimization •Small molecule inhibitors discovered	North and South America and jointly in Europe

Stroke
Caspase-3 inhibitor	Stroke	Lead optimization •Small molecule inhibitors discovered	Worldwide

Product Development Programs

Cancer

          Our two most advanced product candidates, TLK286 and TLK199, are being developed to treat serious cancers for which there is significant demand for new therapies. Cancer is the second leading cause of death in the United States. It is estimated that 1.2 million people were diagnosed with cancer in the United States in 2001 and more than 555,000 of these people will die of their disease. The five-year survival rates for patients with cancers that have spread from their original site are poor. For example, after spread of the cancer, only approximately 6-9% of patients with colorectal cancer survive, only approximately 2% with lung cancer and only approximately 16-22% with breast cancer. These poor survival rates reflect the limitations of current treatments and the development of resistance to available treatments. In addition, current treatments are often associated with severe toxic side effects.

TLK286—Tumor-activated cancer drug

          TLK286 is a small molecule product candidate we are developing for the treatment of cancers that have resisted standard chemotherapeutic drugs. TLK286 binds to glutathione S-transferase, or GST, a protein known to play an important role in the development of resistance to commonly used chemotherapeutic drugs. GST initiates a series of events in a cell responsible for the inactivation of a variety of drugs and toxins and their subsequent removal from the body. In a person with a cancer, GST also functions to break down chemotherapeutic drugs administered for treatment. If a person’s cancer has increased GST levels either initially or following exposure to some chemotherapeutic drugs, GST will limit the effectiveness of treatment by breaking down the chemotherapeutic drug before it can kill cancer cells.

          GST P1-1 is a type of GST that is elevated in many cancers and is often further elevated following treatment with standard chemotherapeutic drugs. When TLK286 binds to GST P1-1, it releases a fragment with a proven mechanism of killing cancer cells. In contrast to the usual situation where GST is involved in the destruction of chemotherapeutic drugs, GST activates TLK286 when it reaches its cellular target. In this way, TLK286 kills cancer cells by utilizing the same mechanism that normally deactivates chemotherapeutic drugs.

          In December 1999, we filed an IND with the Food and Drug Administration (FDA) to initiate phase 1 clinical testing of TLK286. In January 2000, we commenced a phase 1 clinical trial of TLK286 at the University of California at Los Angeles, in patients with advanced cancers resistant to standard chemotherapy. The objectives of the clinical trial were to assess the safety and pharmacokinetics of TLK286 through the determination of the maximum tolerated dose, the dose limiting toxicities, and blood levels.

          Patients were treated according to two dose schedules. In schedule A, a total of 35 advanced cancer patients were treated and 32 patients received at least 2 cycles of treatment. Each group of three patients received two doses of TLK286, each dose was administered once every three weeks. As each dose level was well tolerated, the next group of three patients was begun on a higher dose of TLK 286. Although measurement of anti-tumor activity was not an objective of the study, tumor size was measured as part of the patient’s general medical evaluation at six weeks. Patients who experienced tumor shrinkage or lack of tumor growth were allowed to receive additional doses until disease progression or toxicity occurred.

          We presented preliminary results of the phase 1 clinical trial in November 2000, at the NCI-EORTC-AACR Symposium on New Drugs in Cancer Therapy, and the completed results were presented in May 2001 at the American Society of Clinical Oncology (ASCO) 37th Annual Meeting. The results of schedule A showed that TLK286 was well tolerated, established the maximum tolerated dose of TLK286 given once every three weeks and determined the optimal dose for phase 2 clinical trials for the three week dosing schedule. TLK286 was shown to have a favorable safety profile in cancer patients, including those who were treated beyond the six weeks period specified in the study protocol, some for several months. The most frequent side effects were mild and reversible. Unlike most cancer chemotherapeutic drugs, TLK286 did not cause the common side effect of low white blood cell levels, and therefore may be expected to be more easily used in combination with standard cancer drugs. Ten patients, representing a variety of advanced stage tumors, including patients with colorectal, breast, sarcoma, lung, kidney, and bladder cancer as well as an adenocarcinoma of unknown origin, continued therapy beyond the six week period since their tumors stopped progressing or had evidence of tumor shrinkage. The longest treatment period was eight months.

          In August 2000, we commenced a second phase 1 trial in patients with advanced cancers using the schedule B dose escalation. In schedule B, one dose is given every week for six weeks in three patients per dose level. Preliminary results on the safety and anti-tumor effects seen in this trial were also presented at American Society of Clinical Oncology annual meeting in May 2001. We reported that three of seven patients had reached the six week tumor assessment, and were allowed to continue on treatment. One patient on schedule B had received 10 months of treatment. Patients on schedule B were reported to be tolerating TLK286 well. Dose escalation on schedule B is ongoing and the maximum tolerated dose has not yet been established. We believe that the schedule B dose escalation will be completed by the end of 2001.

          Based on the combination of favorable safety and anti-tumor effects seen in our phase 1 trials in two dose schedules, we initiated phase 2 clinical trials in March 2001 to establish whether TLK286 is safe and effective in treating cancer in larger patient populations and to continue to determine the types of tumors in which TLK286 is most effective. Tumor shrinkage, time to disease progression and survival rates are among the effects to be studied in these trials. The first phase 2 clinical trial targets enrollment of 70 patients with advanced colorectal cancer. In May and June 2001, we initiated phase 2 clinical trials in ovarian and non-small cell lung cancer, respectively. The phase 2 clinical trial in ovarian cancer targets enrollment of 35 patients. The non-small cell lung cancer trial targets enrollment of 50 patients.

          The following table summarizes the phase 1 and phase 2 clinical trials that have been initiated for TLK286.

TLK286 Clinical Trials

Trial	Trial Design	# of Patients	Status	Purpose	Sites

Phase 1 Schedule A Advanced Cancers	Single agent, dose escalation, single dose, once every 3 weeks	35	Completed	Safety and blood levels	UCLA

Phase 1 Schedule B Advanced Cancers	Single agent, dose escalation, single dose, once every week	TBD	In progress	Safety and blood levels	UCLA

Phase 2 Colorectal Cancer	Single agent, open label, single dose, 1000 mg/m2 every 3 weeks	70	In progress	Safety and efficacy	UCLA, Arizona Cancer Center, MD Anderson Cancer Center, USC, Oregon Health Sciences University

Phase 2 Ovarian Cancer	Single agent, open label, single dose, 1000 mg/m2 every 3 weeks	35	In progress	Safety and efficacy	MD Anderson Cancer Center, Memorial Sloan Kettering

Phase 2 Non-Small Cell Lung Cancer	Single agent, open label, single dose, 1000 mg/m2 every 3 weeks	50	In progress	Safety and efficacy	UCLA, MD Anderson Cancer Center, Arizona Cancer Center

          We expect that the results will be available from the three phase 2 studies described above by the end of 2002. We also expect to conduct additional phase 2 clinical trials to continue to determine whether TLK286 may be effective in treating other types of cancer. These may include pancreatic, breast, lymphoma, leukemia, and combination trials with standard chemotherapy agents. If the results of these studies are favorable, we intend to begin confirmatory phase 3 clinical trials, which are expected to compare TLK286 to standard therapies for specific cancers. We estimate that we will not be able to file a New Drug Application, an NDA, for TLK286 until at least late 2003.

          We have worldwide commercial rights to TLK286 and intend to commercialize TLK286 in North America. At the appropriate time, we will select a collaborator in other territories with capabilities in manufacturing, sales and marketing.

TLK199—Bone marrow stimulant as an adjunct for cancer therapy

          TLK199 is a small molecule product candidate that is designed to increase white blood cell counts in cancer patients. In addition to killing cancer cells, chemotherapeutic drugs also kill rapidly dividing normal cells. These include normal cells found in bone marrow that eventually become white blood cells capable of fighting infection. Lowered levels of a type of white blood cells, called neutrophils, cause a condition called neutropenia. Neutropenia renders the already weakened cancer patient susceptible to life-threatening infections. Low white cell levels are also found in a number of pre-leukemic conditions and may also require treatment to prevent infections. Granulocyte colony stimulating factor, or G-CSF, is the current standard therapy for the treatment of neutropenia, since it accelerates the recovery of white blood cells to a normal level.

          G-CSF acts by binding to a receptor protein on the surface of the cell and activating a signaling pathway within the cell. This signal causes white blood cells in the bone marrow to divide and mature, increasing the number of white cells in the blood capable of fighting infection. TLK199 acts upon the signaling pathway that is activated by G-CSF.

          TLK199 is undergoing preclinical testing prior to initiation of clinical trials. Assuming successful completion of these studies, we anticipate filing an IND by the end of 2001. Upon completion of review of the IND by the FDA, we expect to begin phase 1 clinical trials in patients with myelodysplastic syndrome, or MDS, and related disorders. MDS is a disease which is characterized by defects in the blood producing cells of the bone marrow, in which low white blood cell levels occur and patients are at risk of serious infections. MDS is a pre-leukemic condition, since approximately 70% of MDS patients evolve into acute leukemia. The current treatments for MDS, including antibiotics, growth factors and bone marrow transplant, remain unsatisfactory. This clinical study will establish the safety, dose limiting toxicities and maximum tolerated dose of TLK199. Once the maximum tolerated dose is determined, the subsequent portion of the study will evaluate the safety and efficacy of TLK199 in the treatment of the low white blood cell levels in this disorder.

          TLK199 is expected to offer the advantages of a small molecule drug over a therapeutic protein, including ease of manufacturing and the potential for oral administration. The low cost of production and potential oral availability of TLK199 may allow us to offer a product that is attractive to the current market for drugs that stimulate the production of white blood cells. We have retained worldwide commercial rights to TLK199. At the appropriate time, we will select collaborators with capabilities in development, sales and marketing.

Diabetes

          Diabetes is a major health problem with more than 150 million people estimated to be afflicted worldwide. Diabetes is a leading cause of serious coronary disease, adult blindness, lower limb amputations and serious kidney disease. Adult onset, or Type 2 diabetes, results from the decreased ability of insulin, a hormone that regulates blood sugar levels, to activate its protein receptor and lower blood glucose levels. Currently approved oral drugs do not adequately treat insulin resistance and cause significant side effects. There remains an acute need for new agents with a novel mechanism of action, alone or in combination with already approved drugs, to increase the control of blood sugar, decrease long-term complications and help delay the need for Type 2 diabetics to require insulin injections. There are no drugs currently approved, other than insulin, that act similarly on the insulin receptor.

TLK17411—Insulin receptor activators

          Using our TRAP technology, we have discovered a proprietary family of small molecule product candidates that bind to the insulin receptor and, like insulin, cause the receptor to activate and initiate a sequence of events called insulin signaling that lowers sugar levels in the blood by facilitating the entry of sugar into muscle and liver cells, where it is metabolized. Results from animal models of diabetes suggest that these compounds may allow more sensitive control of blood sugar levels and may delay the need for insulin treatment. TLK17411 is representative of the group of compounds from which we plan to choose a product candidate.

          Preclinical studies have provided evidence that TLK17411 and related molecules can initiate or facilitate insulin signaling. In laboratory experiments using four animal models of diabetes, we have shown that TLK17411 lowered blood sugar by more then 25%. We have shown that TLK17411 does not activate related receptors or other signaling pathways found in cells, a positive feature that suggests that TLK17411 may be relatively selective in its activation of the insulin receptor. We have also shown that members of the TLK17411 family of compounds are orally active in reducing elevated blood sugar in animal models of diabetes.

          We have commenced the necessary preclinical testing to support the initiation of clinical trials. Assuming successful completion of preclinical testing, we could file an IND in 2002.

          Our collaborator, Sanwa, has commercialization rights in Japan and most other Asian countries. We have retained those rights in the rest of the world. Diabetes is a chronic disease, often seen in younger, healthier individuals, requiring administration of daily medication for many years. As a result, new treatments being developed for diabetes require longer and larger preclinical and clinical safety and efficacy studies to establish long-term side effects and benefits. Because the development of diabetes drugs is longer and more expensive than for cancer drugs, we intend to share the risks and costs of development by partnering these programs before completion of pivotal trials, which we expect will require granting commercialization rights to our collaborators.

Research Discovery Programs

          In addition to generating our current product portfolio, TRAP has allowed us to build our research pipeline with product candidates against targets in cancer, diabetes, inflammatory diseases and stroke. We have chosen to pursue those protein targets that have engendered a high level of interest in the drug discovery community, address important unmet clinical needs and whose modulation are expected to have a beneficial effect in treating a given disease.

IGF-1 receptor inhibitor for cancer

          Insulin-like growth factor-1, or IGF-1, is an important protein target for cancer therapy. Blood levels of IGF-1 are increased in prostate cancer patients and represent a significant risk factor for the development of prostate cancer in healthy males. Increases in the amount of the IGF-1 receptor predict a poor prognosis in breast cancer. Using TRAP technology, we have identified two families of small molecules that inhibit the interaction of IGF-1 with its receptor. Our research has shown that compounds from each family inhibit the growth of cancer cells. Scientific evidence indicates that these types of compounds may be useful in the treatment of prostate cancer.

Chemokine antagonists for inflammatory diseases

          Inflammation is an important response of the body to injury and infection. If inflammation becomes excessive or prolonged, it can lead to pathological conditions, including asthma, inflammatory bowel disease, multiple sclerosis, psoriasis, rheumatoid arthritis and septic shock. An early step in the inflammatory response is the attraction of white blood cells, or leukocytes, from the circulatory system to damaged or infected tissue by messenger molecules called chemokines.

          Our research has identified inhibitors selective for three important chemokine mediators of the inflammatory response: MCP-1, MIP-1 (alpha) and IL-8. These inhibitors block the interaction of each chemokine with its protein receptor and, in the most advanced of these programs, are active in an animal model of inflammatory disease. We retain commercialization rights in North and South America, while sharing rights in Europe for MCP-1 and IL-8, and we retain worldwide rights for MIP-1 (alpha).

Caspase-3 inhibitors for stroke

          The major cause of stroke is lack of blood flow, or ischemia, in a region of the brain. Loss of blood flow is directly responsible for the loss of brain cells. An additional loss of cells occurs over the next few hours to days, through a process initiated by the cells themselves, called apoptosis. This secondary loss of cells increases the disability produced by the stroke. Apoptosis is carried out by specialized proteins in the cell, called caspases, and particularly, caspase-3. We have identified small molecules that selectively inhibit caspase-3 and prevent apoptosis in cells and have retained worldwide commercialization rights.

TRAP Technology

          Our Target-Related Affinity Profiling, or TRAP, chemogenomics technology is designed to rapidly and efficiently identify small molecule drug candidates that act on disease related protein targets.

          TRAP technology offers solutions to the two major challenges facing drug discovery: the explosive growth in the number of new protein targets generated by the advances in genomics and the intrinsic limitations of the UHTS approach. TRAP offers several competitive advantages over UHTS, because it is able to accommodate thousands, rather than hundreds, of targets, is cost-effective to screen unproven targets for the purpose of validation and avoids the use of highly simplified assays.

          We have discovered that there are a limited number of ways that proteins interact with small molecules and that these interactions can be simulated using a carefully selected panel of diverse proteins. TRAP takes advantage of this discovery to profile the interactions of small molecules with proteins using a panel of less than 20 proteins selected for their distinct patterns of interacting with small molecules. We believe that our panel of proteins simulates, either individually or in combination, most of the significant interactions between a small molecule and a protein. Furthermore, TRAP measures the diversity of compounds in a way that cannot be explained on the basis of chemical structure alone. Compounds that are structurally similar can have very different affinities for proteins and other biological properties, and, conversely, compounds that are structurally diverse may have similar affinities for proteins and other biological properties.

          By comparing the relative strengths of the interaction of a small molecule with each panel protein, a protein affinity profile, or fingerprint, is produced for the small molecule. One type of assay we use, called a binding assay, measures the interaction of a panel protein with a specially designed binding partner, or ligand, in the presence of a small molecule. If the small molecule has affinity for the same site on the panel protein as the ligand, the amount of ligand that binds will be reduced. This decrease in the amount of the ligand that binds to each panel protein comprises the small molecule’s fingerprint.

          Using these fingerprints, we select a small subset of compounds, which we call the training set, that is sufficiently diverse in its protein recognition characteristics to represent our entire collection, or library, of small molecules. We screen this training set against the target of interest and use the resulting data to predict the type of small molecule-protein interactions present in the target. A model of small molecule interactions with the target is generated by mathematically combining the individual interactions of TRAP panel proteins, where the panel proteins to be included in the model are determined by the affinities of the initial subset of compounds for the target. We can then select from the library for assay those compounds that prefer these types of interactions. We have developed a set of computational tools, in the form of chemoinformatics algorithms, which are used to scan the library for patterns of protein affinity, since these patterns appear to correlate best with biological activity. The majority of active compounds in our library that are pharmaceutically active against a given target can be identified after screening as few as 200 compounds.

          We have used TRAP to assemble our library of small molecules, which is enriched by compounds that interact with proteins in a selective fashion and contains multiple compounds that can undergo each mode of protein interaction. We believe that this process creates a small molecule library with a greater likelihood of containing a compound that interacts with any specified protein, thus having a higher probability of generating drug candidates than a conventionally or randomly assembled library. As a consequence, TRAP identifies those small molecules with a higher probability of being drug candidates from within the universe of possible compounds, allowing their assembly into a manageable drug discovery library, by using their protein interaction characteristics. All of the known drugs that we have examined lie within the bounds of the library defined by TRAP.

          The ability of TRAP to identify active compounds after screening only a few hundred samples overcomes many of the limitations of UHTS. TRAP does not require assays capable of screening millions of compounds, thereby decreasing the time and resources necessary for assay development. TRAP permits the selection of a given target of interest from a much wider universe of targets by reducing the need to acquire targets and assay technologies and allows more physiologically relevant assay systems to be used. In addition, TRAP eliminates the need for large compound collections and sophisticated and expensive automation to support them, further lowering the financial barrier to screening and permitting its application to emerging biopharmaceutical companies. Finally, the overall efficiency and economy of TRAP allow multiple targets to be pursued simultaneously and permit the screening of higher risk, but potentially more valuable, targets.

          We will continue to increase our collection of small molecules, as well as to refine the panel of proteins used to create fingerprints. In addition, we will explore the expansion of our chemoinformatics algorithms and the application of the technology to delineate other properties of small molecules, such as their behavior in the body, their toxicological profiles and absorption, distribution, metabolism and excretion characteristics.

Collaborative Relationships

          We have established a number of joint discovery programs with other pharmaceutical, biotechnology and genomics companies. These collaborations exploit our TRAP technology platform and have the potential to identify new product development and commercialization opportunities either independently or pursuant to expanded collaborations. In addition, these collaborations have provided funding for our internal research and development programs.

          These collaborations include the following:

Sanwa

Diabetes Collaboration Agreement

          In December 1996, we entered into a collaboration agreement with Sanwa Kagaku Kenkyusho Co. Ltd. establishing a program to discover and commercialize compounds that act on the insulin signal transduction pathway and are useful for the treatment of diabetes and insulin resistance. In exchange for Sanwa’s payment of an initial fee and provision of research funding, we are employing our compound library, TRAP technology, and other drug discovery technologies to identify and optimize drug development candidates. As a result of an amendment to the Collaboration Agreement effective February 2001, the research portion of the collaboration was extended one year and we received an additional payment. This agreement will now terminate on December 20, 2001.

          Under the collaboration agreement and a related license agreement, Sanwa has an exclusive, royalty-bearing license to commercialize human therapeutic products arising from the collaboration in Japan, Korea, Taiwan and China. Sanwa will make payments to us upon the achievement of specified milestones, such as initiation of clinical trials and submission of Sanwa’s request for regulatory approval. Sanwa will also share its development data with us. We have already received a total of $8.2 million from Sanwa under the collaboration agreement and we may receive up to $12.2 million more in the future. In all other countries, we have rights to commercialize products containing compounds identified in the research collaboration, subject to obligations to Sanwa to share preclinical and clinical data. We also have an option to acquire from Sanwa a royalty-bearing license to develop and commercialize, outside the Sanwa territory, other products identified by Sanwa arising from the collaboration. Sanwa’s obligation to pay royalties to us will end after the product has been sold in the relevant country for ten years or the patents in that country covering the product have expired. The collaboration agreement and related license agreement will terminate when Sanwa no longer has any payment obligations to us. Either party may terminate either agreement at any time with notice upon material breach by the other party of its obligations. Either party may terminate the collaboration agreement at any time that the other party becomes insolvent or bankrupt.

Screening Services Agreement

          In December 1996, in addition to the diabetes collaboration agreement, we entered into a screening services agreement with Sanwa in which we agreed to employ our proprietary TRAP technology to identify compounds that are active against biological targets identified as disease related by Sanwa. In September 1997, and October 1998, this agreement was amended to increase the number of targets, extend the term of the agreement and include the optimization of two lead compounds, each for a period of two years. We are currently conducting the first optimization of a lead compound identified through the use of our TRAP technology. We are obligated to continue optimization of this or substitute active compounds through May 2002. Under the agreement, Sanwa has exclusive rights in Japan, Korea, Taiwan and China to commercialize the active compounds and inventions relating to these compounds. We have equivalent exclusive rights in North and South America. Elsewhere in the world, we will share with Sanwa all revenues arising from the active compounds and related inventions. The agreement will terminate on December 20, 2006. Either party may terminate the agreement at any time with notice upon material breach by the other party of its obligations. The Agreement was amended effective February 2001 to clarify certain procedures for optimization of lead compounds, establish dates by which Telik would file at least one patent in three different categories of compounds, and permit Sanwa to submit to the screening program targets obtained from third parties.

Equity Investment

          In connection with these agreements, Sanwa has invested an aggregate of $11.0 million in Telik.

Sankyo

          In March 1999, we entered into an agreement with Sankyo Company Ltd. In exchange for Sankyo’s payment of fees totaling $2.0 million that have already been paid, we are using our TRAP technology to identify compounds that are active against any of up to ten targets selected by Sankyo. Under the agreement Sankyo has an option to acquire an exclusive, worldwide license to commercialize products incorporating either compounds from our library with activity against the disease target or derivatives of these compounds. If Sankyo exercises the option, we are obligated to negotiate a separate royalty-bearing license agreement with Sankyo. If Sankyo does not exercise its option with respect to a particular target or if we are unable to reach agreement on the license during the specified period, Sankyo’s exclusive rights with respect to such target will terminate and we will be free to pursue research and development with respect to the target on our own or with third parties. The agreement will terminate on the later of March 24, 2002, or the end of the period for entering into license agreements. Either party may terminate the agreement at any time with notice upon material breach by the other party of its obligations.

Scios

          In February 1999, we entered into an agreement with Scios, Inc. to employ our TRAP technology to discover small molecules that display activity against a disease target chosen by Scios.

          Under the agreement, Scios has an option to acquire an exclusive, royalty-bearing license to commercialize worldwide, other than in Japan, China, Taiwan, Korea and certain other Asian countries, products incorporating compounds derived from the Telik library with activity against the disease target. If Scios does not exercise the option before the end of the option period, the agreement will terminate. If Scios exercises the option, we will receive a licensing fee, and potential milestone and royalty payments and an exclusive, royalty-free license to commercialize these products outside the Scios territory. The milestone payments will be due if Scios or its collaborators achieves the following benchmarks: filing of an IND, successful phase 2 clinical trial results, filing of an NDA and regulatory approval. The maximum total of the license fees and milestone payments that we might receive from Scios is $5.2 million. The parties will share data arising from their development of these products, and we may perform development or compound optimization work on behalf of Scios. We will retain all rights with respect to compounds for which Scios does not exercise its option and, in the event that Scios does not satisfy certain diligence requirements, we will receive an exclusive, worldwide, royalty-free license to develop, make and commercialize the relevant products. Scios’ obligation to pay royalties to us will end after the product has been sold in the relevant country for ten years and Telik’s patents in that country covering the product have expired. The agreement will terminate when Scios no longer has any payment obligations to us. Either party may terminate the agreement at any time with notice upon material breach by the other party of its obligations.

Genaissance Pharmaceuticals

          In February 1998, we entered into a research agreement with Genaissance Pharmaceuticals. We amended this agreement in February 1999 to extend the term of the agreement. Under the terms of the agreement, we used our TRAP technology to identify compounds from our library that exhibited selective pharmacological activity against variants of the estrogen receptor. In August 2000, we amended this agreement appointing us the exclusive agent to market and license the results of the collaboration to a third party. For each license agreement, Genaissance will receive fifty percent of any up-front payment from a third party. All subsequent milestone and royalty payments from the third party are to be distributed fifteen percent to Genaissance and eighty-five percent to us. The agreement will continue in force until the expiration of the last to expire written agreement between us and Genaissance and a third party that grants the third-party a license to the compounds discovered by Genaissance and us.

The University of Arizona

          In January 2001, we entered in a research and license agreement with the Arizona Cancer Center at the University of Arizona to use our TRAP technology for the identification of small molecule compounds active against cancer related drug targets. The Arizona Cancer Center will conduct biologic assays to screen TRAP-generated compounds for pharmacologic activity. Upon the completion of the research term of the agreement, each party will have the right to select compounds arising from the collaboration for further development. Telik will have exclusive worldwide rights to develop and commercialize compounds that it selects, and will use the Arizona Cancer Center as a preferred clinical site for its oncology drug development programs arising from this collaboration. The research term of the agreement will terminate on December 31, 2002 and, if no compounds are selected for further development, the agreement will expire. In the event that either or both parties select compounds for further development, the license agreement will continue until the expiration of the patents covering such compounds.

Patents and Proprietary Information

          Our success depends on our ability and the ability of our collaborators to obtain patents for compounds, technologies and products resulting from the application of these technologies, to defend patents once obtained, and to maintain trade secrets both in the United States and foreign countries. Accordingly, patents and other proprietary rights are an essential element of our business. We hold more than 35 patents based on our discoveries that have been granted in the United States and 93 abroad. In addition, multiple applications are pending in the United States and abroad. Our policy is to aggressively file patent applications to protect new chemical entities, technology, other inventions and improvements to inventions that are commercially important to the development of our business. Applications pertaining to our core technology cover new chemical compounds, uses of compounds, pharmaceutical compositions, formulations, methods of compound preparation, methods of chemical classification, protein profiles of compounds and computational methods to analyze these protein profiles.

          We also rely on trade secret information, technical know-how and innovation to continuously expand our proprietary position. We require our employees and consultants to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement.

Competition

          Competition in the pharmaceutical and biotechnology industries is intense. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products that are competitive with our potential products. Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial, manufacturing, sales, distribution and technical resources and more experience in research and development, clinical trials and regulatory matters, than we do.

Regulatory Considerations

          The manufacturing and marketing of our potential products and our ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous review by the FDA under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations. Non-compliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve marketing applications or allow us to enter into supply contracts and criminal prosecution. The FDA also has the authority to revoke previously granted marketing authorizations.

          Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a product candidate’s safety and efficacy. The approval process takes many years, requires the expenditure of substantial resources, involves post- marketing surveillance and may involve ongoing requirements for post-marketing studies. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit them.

          Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the initial efficacy and safety of the product. The FDA under its Good Laboratory Practices regulations regulates preclinical studies. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an Investigational New Drug application, or an IND, which must be approved by the FDA before we can commence clinical trials in humans. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA.

          Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with Good Clinical Practice, or GCP, under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Investigational Review Board, or IRB, and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

          Clinical trials are conducted in three sequential phases but the phases may overlap. Phase 1 clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of phase 1 clinical trials is to establish initial data about the safety and tolerance of the product in humans. In phase 2 clinical trials, in addition to safety, the efficacy of the product is evaluated in limited patients with the target disease. Phase 3 trials typically involve additional testing for safety and clinical efficacy in expanded, large-scale, multi-center studies of patients with the target disease.

          We and all of our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practice, or cGMP, regulations. Good Manufacturing Practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in the commercial manufacture of our products.

          Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one EU member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted.

Manufacturing

          We are using third party manufacturers to produce clinical supplies of TLK286 under cGMP regulations. We are conducting process development testing with a drug manufacturer to scale up production of adequate clinical supplies of TLK199 in a liposomal formulation. In the insulin receptor activator program, we have developed preparative routes to our lead compounds that would be suitable for their commercial production.

          We intend to continue to use third-party contract manufacturers or corporate collaborators for the production of material for use in preclinical studies, clinical trials, manufacture of future products and commercialization. The manufacture of our potential products for preclinical studies and clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA and to other applicable domestic and foreign regulations.

Employees

          As of August 15, 2001, our workforce consisted of 52 full-time employees, 24 of whom hold PhD or MD degrees, or both, and six of whom hold other advanced degrees. Of our total workforce, 39 are engaged in research and development and 13 are engaged in business development, finance and administration. None of our employees are represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Facilities

          Our facilities consist of approximately 21,000 square feet of research and office space located at 750 Gateway Boulevard in South San Francisco, California, that is leased to us until December 31, 2002. We have the option to renew this lease for one additional period of five years. We believe our existing facilities are adequate to meet our research and development requirements through the year 2005. We expect that we may need to expand our administrative office space after 2001 to support our clinical programs.

MANAGEMENT

          The following table sets forth information regarding our executive officers, directors and key personnel.

Name	Age	Position
Executive Officers and Directors
Michael M. Wick, MD, PhD	56	President, Chief Executive Officer and Chairman
Cynthia M. Butitta	47	Chief Operating Officer and Chief Financial Officer
Reinaldo F. Gomez, PhD	56	Vice-President, Product Development
David R. Bethune	61	Director
Jean Deleage, PhD	61	Director
David W. Martin, Jr., MD	60	Director
Stefan Ryser, PhD	41	Director

Key Personnel
Graeme R. Martin, PhD	46	Chief Technical Officer
W. David Henner, MD, PhD	52	Vice President, Clinical Research and Development
Jacqueline A. Dombroski, PhD	46	Vice President, Regulatory Affairs and Quality Assurance
Steven R. Schow, PhD	51	Vice President, Chemistry Research
James G. Keck, PhD	45	Vice President, Biology Research

          Michael M. Wick, MD, PhD has served as our Chairman of the board of directors since January 2000, as our Chief Executive Officer since July 1999 and as our President since June 1998. Dr. Wick served as our Chief Operating Officer from December 1997 until June 1998, and as our Executive Vice President, Research and Development, from December 1997 until June 1998. He has been one of our directors since December 1997. Prior to joining us in December 1997, Dr. Wick was Senior Vice President of Research for CV Therapeutics, a public biotechnology company, from May 1995 until May 1997, and continued as a consultant until December 1997. Dr. Wick served as Executive Director of oncology/immunology and clinical research at Lederle Laboratories, a division of American Cyanamid, a pharmaceutical company, from September 1990 until May 1995, and also directed the Cynamid/Immunex joint oncology research program. Dr. Wick began his career at Harvard Medical School, where he served as an Associate Professor from July 1981 until June 1994 and Chief of the Melanoma Clinic and Laboratory of Molecular Dermatological Oncology at the Dana Farber Cancer Institute from September 1980 until September 1992. Dr. Wick holds a PhD degree in chemistry from Harvard University and an MD degree from Harvard Medical School.

          Cynthia M. Butitta was named to the position of Chief Operating Officer and Chief Financial Officer in March 2001. She served as our Chief Financial Officer since August 1998. From September 1997 through February 2001, Ms. Butitta also provided financial consulting services as a Partner in Altair Capital Associates LLC, which she co-founded in November 1998, and Butitta Consulting Services LLC, which she founded in September 1997. From December 1995 until September 1997, Ms. Butitta was Vice President of Finance and Administration and Chief Financial Officer for Connetics, Inc., a biotechnology company. From June 1994 until December 1995, she was Vice President of Finance and Administration and Chief Financial Officer for InSite Vision, Inc., a biotechnology company. Ms. Butitta is a director of Catalyst Semiconductor, Inc., a semiconductor products company. Ms. Butitta holds a BS degree in business and accounting from Edgewood College in Madison, Wisconsin, and an MBA degree in finance from the University of Wisconsin, Madison.

          Reinaldo F. Gomez, PhD has served as our Vice President, Product Development since September 2000. He served as our Vice President, Corporate Alliances from January 1998 until September 2000 and as our Vice President, Research and Development from September 1996 until December 1997. From August 1995 to September 1996, Dr. Gomez served as our Vice President, Project Management. Dr. Gomez served as our Chief Executive Officer from July 1992 to August 1995. He served as our President from May 1991 until August 1995, and as one of our directors from May 1991 until January 1997. Over a ten-year period prior to that, Dr. Gomez held various research positions at Genentech, Inc., a biotechnology company, including that of Vice President of Discovery Research. During his tenure at Genentech, Dr. Gomez directed that company’s major drug development effort for tissue plasminogen activator (t-PA), which led to the filing of the application for FDA marketing approval in 1986. He previously served on the faculty of the Massachusetts Institute of Technology (MIT) as Associate Professor in Nutrition and Food Science. Dr. Gomez received his BS and MS degrees in food science from the University of Florida and his PhD in nutrition and food science from MIT.

          David R. Bethune has served as one of our directors since December 1999. Mr. Bethune has 34 years of experience in the pharmaceutical and biopharmaceutical industries. Since February 2000, he has served as Chairman and Chief Executive Officer of Atrix Laboratories, a pharmaceutical company, and became acting Chief Executive Officer of Atrix in August 1999. He has also served as a director of Atrix since April 1995. From July 1997 until October 1998, Mr. Bethune was President and Chief Operating Officer of IVAX Corporation, a pharmaceutical company. From March 1995 until June 1997, he served as President and Chief Executive Officer for Aesgen, Inc., a pharmaceutical company. Mr. Bethune has held various positions at American Cyanamid Company, a pharmaceutical company, from February 1988 until February 1995. Mr. Bethune also served as President of Operations and Vice President and General Manager of U.S. Pharmaceuticals for G. D. Searle & Co., a pharmaceutical company, from June 1984 until January 1988. Mr. Bethune is a director of St. Charles Pharmaceutical Co., a pharmaceutical company, and the Female Health Company, a company that sells female health products. Mr. Bethune holds an AB degree in Accounting and Finance from Lenoir-Rhyne College and a Masters degree in Executive Management from Columbia University.

          Jean Deleage, PhD has served as one of our directors since August 1994. Dr. Deleage is a founder and Managing General Partner of Alta Partners, a venture capital firm that was formed in 1996. Dr. Deleage has been a managing partner of Burr, Egan, Deleage & Co., a venture capital firm in San Francisco and Boston, since its formation in 1979. He was a member of Sofinnova’s initial team in Paris, and in 1976, formed Sofinnova, Inc. (the U.S. subsidiary of Sofinnova). Dr. Deleage is presently a director of Aclara BioSciences, Inc., a biotechnology company; Crucell, N.V., a biotechnology company; Kosan Biosciences, Inc, a biotechnology company; and Rigel Pharmaceuticals, Inc., a biotechnology company. Dr. Deleage received an MA in electrical engineering from Ecole Superieure d’Electricite in 1962 and a PhD in economics from the Sorbonne in 1964. He has received the Ordre Nationale du Merite and the Legion of Honor from the French government.

          David W. Martin, Jr., MD has served as one of our directors since August 1997. In July 1997, Dr. Martin co-founded Eos Biotechnology, Inc., a biotechnology company, and has been its President and Chief Executive Officer since July 1997. From May 1995 until November 1996, he served as President and Chief Executive Officer of Lynx Therapeutics, a company that develops technology for measuring gene activities. From January 1994 until April 1995, Dr. Martin held various positions at Chiron Therapeutics, a biotechnology company. He was Executive Vice President of Research and Development at the DuPont Merck Pharmaceutical Co., a pharmaceutical company, from January 1991 until January 1994. From January 1983 until September 1990, Dr. Martin served as the first Vice President of Research and Development of Genentech, a biotechnology company. Dr. Martin is a director of Varian Medical Systems, Inc., a spin-off of Varian Associates, Inc., a company that develops and markets radiation equipment and software, and Cubist Pharmaceuticals, Inc., a company that discovers and develops anti-infective drugs. Dr. Martin holds an MD degree from Duke University.

          Stefan Ryser, PhD has served as one of our directors since September 1998. Since April 2000, Dr. Ryser has served as a managing director of Bear Stearns Health Innoventures, a venture capital fund. Dr. Ryser served as Chief Executive Officer until April 2000, and has served as a member and delegate of the board, of International Biomedicine Management Partners Inc., a company that manages investments in biotechnology companies on behalf of International BM Biomedicine Holdings Inc., since January 1998. From January 1989 until December 1997, Dr. Ryser held various positions at F. Hoffmann-La Roche Ltd. (Roche), a pharmaceutical company, including Scientific Assistant to the President of Global Research and Development, and was responsible for maintaining the scientific liaison between Roche and Genentech. From January 1991 until December 1997, Dr. Ryser served as a member of the Brussels-based senior advisory group of EuropaBio, a European biotechnology organization. From August 1998 until March 2001, Dr. Ryser was a director of Genaissance Pharmaceuticals, Inc., a genomics company. Dr. Ryser is a director of Arena Pharmaceuticals, a biotechnology company; and Cytokinetics, Inc., a privately held biotechnology company. Dr. Ryser received a PhD degree in molecular biology from the University of Basel.

          Graeme R. Martin, PhD has served as our Chief Technical Officer since July 2001. Prior to joining us, Dr. Martin was associated with Roche Bioscience, a unit of Hoffmann-La Roche Inc. From 1996 to early 2001, he was Head of the Department of Molecular Pharmacology in the Neurobiology Unit, and also served as Acting Vice President and Head of Central Nervous System Research. From 1978 through 1995, Dr. Martin was at Wellcome Research Laboratories, serving most recently as a Senior Research Scientist and Head of the Receptor Pharmacology Unit. Dr. Martin is editor of several professional journals, including the Journal of Pharmacological and Toxicological Methods and Current Opinion in Central and Peripheral Nervous System Drugs. He holds a PhD in pharmacology from University College, London.

          W. David Henner, MD, PhD has served as our Vice President, Clinical Research and Development since January 2001. Dr. Henner has served as a member of the Telik, Inc. Scientific Advisory Board since 1994. Prior to joining us, Dr. Henner served on the faculty of Oregon Health Sciences University from 1988 to 2001 where he was Professor of Medicine and Pharmacology. He served as the Director of the Hormonal and Reproductive Cancers Program of the Oregon Cancer Center from 1993 to 2001. Dr. Henner began his career at the Harvard Medical School and the Dana Farber Cancer Institute where he served as an Assistant Professor in Medicine from 1982 to 1988. Dr. Henner received his Ph.D. in microbiology in 1977 from the University of Pennsylvania and his M.D. degree in 1977 also from the University of Pennsylvania. Dr. Henner received an MBA degree in 1997 from the University of Oregon.

          Jacqueline A. Dombroski, PhD has served as our Vice President, Regulatory Affairs and Quality Assurance since August 2001. Prior to joining us, Dr. Dombroski served as Senior Regulatory Consultant, Worldwide Regulatory Affairs, at Parexel International Corporation, a full service clinical research and development organization, from 1997 to 2001. She served as Director of Regulatory Affairs at Alkermes, Inc., a biotechnology company, from 1995 to 1997. Previously, she served as US and International Regulatory Affairs Consultant at the Weinberg Consulting Group, Inc., a Washington, DC-based consulting firm, from 1993 to 1995. Dr. Dombroski earned a Bachelor of Pharmacy from The School of Pharmacy at London University in 1976 and her PhD in microbiology from The Department of Pharmaceutics, The School of Pharmacy at London University, England in 1989.

          Steven R. Schow, PhD has served as our Vice President, Chemistry Research since March 2000. He served as our Senior Director of Medicinal Chemistry from March 1998 until March 2000. Prior to joining us, Dr. Schow served as a Director of Medicinal Chemistry at CV Therapeutics, a biotechnology company, from May 1995 to March 1998. He served as a Senior Group Leader at Lederle Laboratories, a division of American Cyanamid, a pharmaceutical company, from November 1991 until May 1995. Dr. Schow earned his PhD degree in organic chemistry in October 1977 from the University of California at San Diego.

          James G. Keck, PhD has served as our Vice President, Biology Research since May 2001. Prior to joining us, Dr. Keck served as a Senior Director of Discovery for GeneTrace Systems, a biotechnology company, from March 2000 to April 2001. He served as President and Chief Scientific Officer of Strata Biosciences, a biotechnology company for which he was the scientific founder and which subsequently merged with GeneTrace Systems, from April 1999 to March 2000, and as Vice President of Research from September 1997 to April 1999. Prior to that, he served as Head of the Protein Expression Department at Berlex Biosciences, a biotechnology company, from July 1995 to August 1997. Dr. Keck earned an M.S. degree in 1982 from North Carolina State University and PhD degree in 1988 from University of Southern California.

PRINCIPAL STOCKHOLDERS

          The following table sets forth information with respect to the beneficial ownership of our common stock as of August 15, 2001 by:

•	each person or group of affiliated persons who is known by us to own beneficially 5% or more of our common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

          The information in the table is based upon information furnished by each director, executive officer and principal stockholder or contained in the filings, including Schedules 13D and 13G, made with the SEC. Unless otherwise indicated, the persons listed below have sole voting and investment power with respect to shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable. Applicable beneficial ownership in the following table is based on 23,074,093 shares of common stock outstanding as of August 15, 2001 and after giving effect to the issuance of 4,000,000 shares of common stock pursuant to this offering. In accordance with the rules of the SEC, the amounts assume the exercise or conversion of all options that are exercisable within 60 days after August 15, 2001 by such person or persons. The percentages of beneficial ownership assume no exercise of the underwriters’ over-allotment option. Except as otherwise noted, the address of each person listed is c/o Telik, Inc., 750 Gateway Boulevard, South San Francisco, CA 94080.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent Beneficially Owned
		Before Offering	After Offering
Five percent stockholders
Wellington Management Company, LLP (1)	2,590,200	11.2%	9.6%
75 State Street Boston, MA 02109
Sanwa Kagaku Kenkyusho Co., Ltd.	2,445,301	10.6%	9.0%
35 Higashi-ku Nagoya 461, Japan
International BM Biomedicine Holdings AG	1,481,607	6.4%	5.5%
Bank Julius Baer & Co., Ltd. c/o Brown Brothers Harriman & Co. 59 Wall Street, New York, NY 10005
Burr, Egan, Deleage & Co. (2)	1,194,440	5.2%	4.4%
One Embarcadero Center, Suite 4050 San Francisco, CA 94111
Directors and executive officers
Michael M. Wick (3)	589,287	2.5%	2.1%
Cynthia M. Butitta (4)	114,461	*	*
Reinaldo Gomez (5)	326,478	1.4%	1.2%
Stefan Ryser (6)	7,833	*	*
Jean Deleage (2)(7)	2,047,395	8.9%	7.6%
David W. Martin, Jr. (8)	23,122	*	*
David Bethune (9)	9,224	*	*
All directors and officers as a group (10) (7 persons)	3,117,800	13.0%	11.2%

*	Represents beneficial ownership of less than 1%.
(1)	Wellington Management Company, LLP (WMC), an investment adviser registered with the SEC under Section 203 of the Investment Advisers Act of 1940, as amended, is deemed a beneficial owner of these shares as the result of acting as investment advisor to its various investment advisory clients, none of which is known to have beneficial ownership of more than five percent of our common stock. WMC disclaims any pecuniary interest (as this term is defined in Rule 16a-1(a) promulgated under the 1934 Act) in these shares.
(2)
Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to several venture capital funds, including Alta V Limited Partnership and Customs House Partners. Alta V Limited Partnership beneficially owns 1,182,020 shares of our common stock. Customs House Partners beneficially owns 12,420 shares of common stock. The respective general partners of Alta V Limited Partnership and Customs House Partners exercise sole voting and investment power with respect to the shares owned by these funds. The principals of Burr, Egan, Deleage & Co. are general partners of Alta V Management Partners, L.P. (which is a general partner of Alta V Limited Partnership), and Customs House Partners. As general partners of these funds, they may be deemed to share voting and investment powers for the shares held by the funds. The principals of Burr, Egan, Deleage & Co. disclaim beneficial ownership of all the shares held by the foregoing funds, except to the extent of their pecuniary interest. Dr. Deleage, one of our directors, is a general partner of Alta V Management Partners, L.P. (which is the general partner of Alta V Limited Partnership), and also Customs House Partners. As a general partner of these funds he may be deemed to share voting and investment powers with respect to the shares held by the funds. Dr. Deleage disclaims beneficial ownership of all the shares held by Alta V Limited Partnership and Customs House Partners, except to the extent of his proportionate pecuniary interests.

(3)	Includes 546,396 shares issuable to Dr. Wick pursuant to options exercisable within 60 days of August 15, 2001.
(4)	Includes 16,146 shares issuable to Ms. Butitta pursuant to options exercisable within 60 days of August 15, 2001.
(5)
Held by Dr. Gomez, by him and his spouse as trustees of a family trust and his minor child who resides with him. Includes 213,230 shares issuable to Dr. Gomez pursuant to options exercisable within 60 days of August 15, 2001.

(6)	Includes 5,833 shares issuable to Mr. Ryser pursuant to options exercisable within 60 days of August 15, 2001.
(7)
Dr. Deleage, one of our directors, is a general partner of Alta V Management Partners, L.P. (which is the general partner of Alta V Limited Partnership), and also Customs House Partners. As a general partner of these funds he may be deemed to share voting and investment powers with respect to the shares held by the funds. Dr. Deleage disclaims beneficial ownership of all the shares held by Alta V Limited Partnership and Customs House Partners, except to the extent of his proportionate pecuniary interests. Dr. Deleage is also a principal of Alta Partners. Alta Partners provides investment advisory services to several venture capital funds including, Alta BioPharma Partners L.P. and Alta Embarcadero BioPharma Partners, LLC. Alta BioPharma Partners L.P. beneficially owns 803,064 shares of our common stock and Alta Embarcadero BioPharma Partners, LLC beneficially owns 30,269 shares of our common stock. Shares shown as beneficially owned by Dr. Deleage also include 19,622 shares issuable to him pursuant to options exercisable within 60 days of August 15, 2001.

(8)	Includes 17,122 shares issuable to Dr. Martin pursuant to options exercisable within 60 days of August 15, 2001.
(9)	Includes 8,724 shares issuable to Mr. Bethune pursuant to options exercisable within 60 days of August 15, 2001.
(10)
Includes shares described in the notes above, as applicable. Includes shares which certain of our executive officers and directors have the right to acquire pursuant to options exercisable within 60 days of August 15, 2001.

UNDERWRITING

          Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters for whom Lehman Brothers Inc., Legg Mason Wood Walker, Inc., UBS Warburg LLC, Lazard Frères & Co. LLC, and Needham & Company, Inc. are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Lehman Brothers Inc.
Legg Mason Wood Walker, Inc.
UBS Warburg LLC
Lazard Frères & Co. LLC
Needham & Company, Inc.

Total	4,000,000

          The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us to the underwriters being true;

•	the lack of material change in the financial markets; and

•	the delivery of customary closing documents to the underwriters.

          We have granted the underwriters an option to purchase up to an aggregate of 600,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time and from time to time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter’s initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

          The following table shows the per share and the total underwriting discount we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 600,000 shares.

	No Exercise	Full Exercise
Per share	$ .39	$ .39

Total	$1,560,000	$1,794,000

          We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $350,000.

          Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to selected dealers may be sold at the public offering price less a selling concession not in excess of $        per share. The underwriters may allow, and the selected dealers may re-allow a discount from the concession not in excess of $        per share to other dealers. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms.

          We have agreed that, without the prior consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 90 days from the date of this prospectus. All of our executive officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 90 days from the date of this prospectus.

          The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

          These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

          In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

          This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

          Purchasers of the shares of common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

          A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

          Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

          Cooley Godward LLP, San Francisco, California will pass upon the validity of the issuance of the common stock offered by this prospectus. As of the date of this prospectus, certain partners and associates of Cooley Godward LLP own an aggregate of 27,776 shares of our common stock through investment partnerships. Deborah A. Marshall, a partner at Cooley Goodward LLP, is our Secretary. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

EXPERTS

          Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by contacting the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You also may inspect copies of these materials at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC’s web site at “http://www.sec.gov.”

          We “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to another document we filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus but before the end of any offering made under this prospectus:

•	our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001 and June 30, 2001;

•	our Current Report on Form 8-K dated September 21, 2001; and

•
the description of our common stock in our Registration Statement on Form 8-A filed with the SEC on August 7, 2000, including any amendments or reports filed for the purpose of updating this description.

          We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits, unless the exhibits are specifically incorporated by reference into the documents. You should direct your requests to: Investor Relations, Telik, Inc., 750 Gateway Blvd., South San Francisco, California 94080, (650) 244-9303.

4,000,000 Shares

Telik, Inc.

Common Stock

LEHMAN BROTHERS

LEGG MASON WOOD WALKER
Incorporated

UBS WARBURG

LAZARD

NEEDHAM & COMPANY, INC.

PROSPECTUS
September     , 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    Other Expenses of Issuance and Distribution.

          The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$ 11,500
Legal Fees and Expenses	$225,000
Blue Sky Fees	$ 10,000
NASD Fees	$ 5,100
Transfer Agent’s Fees	$ 5,000
Accounting Fees and Expenses	$ 70,000
Miscellaneous	$ 23,400

Total	$350,000

ITEM 15.    Indemnification of Officers and Directors.

          Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

          The Registrant’s Certificate of Incorporation and Bylaws, as amended, include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the “Delaware Law”) and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses (including attorneys’ fees) incurred by them in connection with any suit or proceeding to which they were, are or are threatened to be made a party by reason of their serving in such positions, so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

          The Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

          At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

          The Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

          The underwriters have agreed to indemnify the officers and directors of the Registrant in certain circumstances with respect to certain liabilities, including liabilities arising under Underwriting Agreement.

ITEM 16.    Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the Registrant (1)
3.2	Amended and Restated Bylaws of the Registrant (1)
4.2	Amended and Restated Registration Rights Agreement, dated March 31, 2001, between the Registrant and certain stockholders of the Registrant (1)
5.1*	Opinion of Cooley Godward LLP
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1
24.1*	Power of Attorney. Reference is made to page II-4

*	Previously filed.
(1)	Filed as an exhibit to Registrant’s Registration Statement on Form S-1 (No. 333-33868) or amendments thereto and incorporated herein by reference.

ITEM 17.    Undertakings.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 27th day of September, 2001.

TE	LIK, INC.

/s/ MICHAEL M. WICK, MD, PHD
By:
Michael M. Wick, MD, PhD
President, Chief Executive Officer
and Chairman of the Board

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL M. WICK, MD, PHD Michael M. Wick, MD, PhD	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	September 27, 2001

/s/ CYNTHIA M. BUTITTA Cynthia M. Butitta	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	September 27, 2001

* Jean Deleage	Director	September 27, 2001

* David R. Bethune	Director	September 27, 2001

* David W. Martin, Jr., MD	Director	September 27, 2001

* Stefan Ryser	Director	September 27, 2001

/s/ MICHAEL M. WICK, MD, PHD *By: Michael M. Wick, MD, PhD Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the Registrant (1)
3.2	Amended and Restated Bylaws of the Registrant (1)
4.2	Amended and Restated Registration Rights Agreement, dated March 31, 2001, between the Registrant and certain stockholders of the Registrant (1)
5.1*	Opinion of Cooley Godward LLP
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1
24.1*	Power of Attorney. Reference is made to page II-4

*	Previously filed.
(1)	Filed as an exhibit to Registrant’s Registration Statement on Form S-1 (No. 333-33868) or amendments thereto and incorporated herein by reference.